EXHIBIT 99.2
Vital Energy, Inc.
Unaudited Pro Forma Condensed Combined Financial Information
As previously disclosed in its Current Report on Form 8-K filed September 23, 2024, Vital Energy, Inc., (“Vital Energy” or the “Company”) and Northern Oil and Gas, Inc. (“NOG”) completed the acquisition of oil and natural gas properties and related assets located in Ward and Winkler Counties from Point Energy Partners Petroleum, LLC, Point Energy Partners Operating, LLC, Point Energy Partners Water, LLC and Point Energy Partners Royalty, LLC (together, "Point"). The Company agreed to purchase 80% of the acquired assets (the "Point Acquisition") and will operate the assets, and NOG agreed to purchase the remaining 20% of the assets. Total consideration paid by Vital Energy to Point for its portion was $827.0 million, which consisted of (i) $805.1 million in cash and (ii) $21.9 million of estimated transaction-related expenses. The Point Acquisition was funded from borrowings under the Company's senior secured credit facility.
The Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2024 give effect to the Point Acquisition as if it had been completed on January 1, 2023. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial statements.
The results of the acquired assets are included in the consolidated financial statements of the Company as included within the Company's Annual Report on Form 10-K. Refer to Note 4 - Acquisitions and divestitures included with the consolidated financial statements beginning on page F-1 of the Company's Annual Report for further information regarding the Point Acquisition, including purchase price allocation.
The unaudited pro forma condensed combined financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations of Vital Energy would have been had the Point Acquisition and related financing occurred on the dates noted above, nor are they necessarily indicative of future consolidated results of operations. Future results may vary significantly from the results reflected because of various factors. In Vital Energy’s opinion, all adjustments that are necessary to present fairly the unaudited pro forma condensed combined financial information have been made.
The unaudited pro forma condensed combined financial information does not reflect the benefits of potential cost savings or the costs that may be necessary to achieve such savings, opportunities to increase revenue generation or other factors that may result from the Point Acquisition, accordingly, does not attempt to predict or suggest future results.
The unaudited pro forma financial statements have been developed from and should be read in conjunction with:
•The audited consolidated financial statements and accompanying notes of Vital Energy contained in Vital Energy’s Annual Report on Form 10-K for the year ended December 31, 2024; and
•The unaudited condensed financial statements and related notes of Point as of June 30, 2024, and for the six month periods ended June 30, 2024 and 2023, which are incorporated by reference from Exhibit 99.2 to Vital Energy's Current Report on Form 8-K filed with the SEC on September 23, 2024.

Vital Energy, Inc.
Pro forma condensed combined statements of operations
For the year ended December 31, 2024
(in thousands, except per share data)
(Unaudited)

	Historical		Transaction accounting adjustments
			Conforming		Acquisition		Pro forma
	Vital Energy	Point(1)	and reclass		Adjustments		combined
Revenues:
Oil sales	$1,728,971	$—	$290,110	(a)	$(58,022)	(e)	$1,961,059
NGL sales	190,775	—	849	(a)	(170)	(e)	191,454
Natural gas sales	15,544	—	20,835	(a)	(4,167)	(e)	32,212
Oil and natural gas sales	—	302,829	(302,829)	(a)	—		—
Salt water disposal sales	—	1,306	(1,306)	(a)	—		—
Realized loss on derivatives	—	(3,122)	3,122	(a)	—		—
Unrealized loss on derivatives	—	(19,790)	19,790	(a)	—		—
Sales of purchased oil	12,745	—	—		—		12,745
Other operating revenues	4,279	—	1,306	(a)	(261)	(e)	5,324
Total revenues	1,952,314	281,223	31,877		(62,620)		2,202,794
Costs and expenses:
Lease operating expenses	448,078	44,541	16,794	(a)	(12,267)	(e)	497,146
Workover costs	—	16,794	(16,794)	(a)	—		—
Production and ad valorem taxes	117,947	14,219	—		(2,844)	(e)	129,322
Oil transportation and marketing expenses	44,843	—	5,371	(a)	(1,074)	(e)	49,140
Gas gathering, processing, and transportation expenses	17,825	—	3,594	(a)	(719)	(e)	20,700
Costs of purchased oil	13,243	—	—		—		13,243
General and administrative	101,578	4,866	—		(973)	(e)	105,471
Organizational restructuring expenses	795	—	—		—		795
Depletion, depreciation and amortization	741,966	—	—		76,625	(f)	818,591
Impairment expense	481,305	—	—		—		481,305
Depletion and depreciation expense	—	73,819	(73,819)	(b)	—
Accretion expense	—	177	(177)	(c)	—		—
Other operating expenses, net	8,799	—	—		257	(c)	9,056
Total costs and expenses	1,976,379	154,416	(65,031)		59,005		2,124,769
Gain on disposal of assets, net	1,513	—	—		—		1,513
Operating income (loss)	(22,552)	126,807	96,908		(121,625)		79,538
Non-operating income (expense):
Gain (loss) on derivatives, net	38,140	—	(22,912)	(a)	4,582	(e)	19,810
Interest expense	(177,794)	(22,797)	22,797	(d)	(31,964)	(g)	(209,758)
Loss on extinguishment of debt, net	(66,115)	—	—		—		(66,115)
Other income, net	7,060	198	71	(a)	(54)	(e)	7,275
Right of use asset lease expense - operating leases	—	71	(71)	(a)	—		—
Total non-operating expense, net:	(198,709)	(22,528)	(115)		(27,436)		(248,788)
Income (loss) before income taxes	(221,261)	104,279	96,793		(149,061)		(169,250)
Income tax benefit (expense)	47,740	—	—		(11,195)	(h)	36,545
Net income (loss)	$(173,521)	$104,279	$96,793		$(160,256)		$(132,705)
Preferred stock dividends	(652)						(652)
Loss available to common shareholders	$(174,173)						$(133,357)
Net loss per common share:
Basic	$(4.74)					(i)	$(3.63)
Diluted	$(4.74)					(i)	$(3.63)
Weighted-average common shares outstanding:
Basic	36,725					(i)	36,725
Diluted	36,725					(i)	36,725
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(1)Represents Point's historical results of operations for the six months ended June 30, 2024.

Vital Energy, Inc.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
1. Basis of Presentation
The accompanying unaudited pro forma condensed combined financial statements were prepared based on the historical consolidated financial statements of Vital Energy and Point in accordance with Article 11 of the SEC's Regulation S-X. Vital Energy is acquiring substantially all the assets of Point. The Point Acquisition has been assumed to be an asset acquisition for purposes of these unaudited pro forma condensed combined financial statements in accordance with Accounting Standards Codification Topic 805 ("ASC 805"). The fair value of the consideration paid by Vital Energy and the allocation of that amount to the underlying assets acquired is recorded on a relative fair value basis. Additionally, costs directly related to the Point Acquisition are capitalized as a component of the purchase price. Certain of the historical amounts for the Point Acquisition have been reclassified to conform to the financial statement presentation of Vital Energy.

The Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2024 gives effect to the Point Acquisition if it had been completed on January 1, 2023.

The unaudited pro forma condensed combined financial information and related notes are presented for illustrative purposes only. If the Point Acquisition and other transactions contemplated herein had occurred in the past, Vital Energy’s operating results might have been materially different from those presented in the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information should not be relied upon as an indication of operating results that Vital Energy would have achieved if the Point Acquisition had taken place on the specified date. In addition, future results may vary significantly from the results reflected in the unaudited pro forma condensed combined financial statement of operations and should not be relied upon as an indication of the future results Vital Energy will have after the contemplation of the Point Acquisition. For income tax purposes, the Point Acquisition will be treated as an asset purchase such that the tax bases in the assets and liabilities will generally reflect the allocated fair value at closing. In Vital Energy’s opinion, all adjustments that are necessary to present fairly the unaudited pro forma condensed combined financial information have been made.
2.Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations
The unaudited pro forma condensed combined financial information has been compiled in a manner consistent with the accounting policies adopted by Vital Energy. Actual results may differ materially from the assumptions and estimates contained herein.
The pro forma adjustments are based on currently available information and certain estimates and assumptions that Vital Energy believes provide a reasonable basis for presenting the significant effects of the Acquisitions. General descriptions of the pro forma adjustments are provided below.
The following adjustments were made in the preparation of the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024:
(a)Adjustments to conform Point’s historical presentation of these line items to the presentation by Vital Energy.
(b)Adjustment to remove the historical amount of Point's depletion and depreciation expense.
(c)Adjustment to remove historical accretion expense of Point associated with asset retirement obligations and recalculate accretion expense based upon estimated fair value.
(d)Adjustment to remove Point's historical interest expense.
(e)Adjustments necessary to remove the historical revenues, gains, expenses and losses associated with the 20% undivided interest acquired by NOG in the oil and natural gas properties of Point.
(f)Represents depreciation, depletion, and amortization expense resulting from the change in basis of property and equipment acquired as a result of the Point Acquisition. The depletion adjustment was calculated using the unit-of-production method under the full cost method of accounting using estimated proved reserves and production volumes attributable to the acquired assets.

(g)Adjustment to reflect the estimated interest expense in the periods presented with respect to the incremental borrowings on the Company's senior secured credit facility necessary to finance the Point Acquisition. The interest rate utilized was 7.694% for incremental borrowings. A one-eighth percent increase or decrease in the interest rate would have changed interest expense by $0.5 million for the pro forma period.
(h)The adjustment pertains to estimated income tax considerations associated with the Point Acquisition. This entity was previously held within a flow-through structure, making it exempt from federal income taxes. Income tax expense for the Point Acquisition is recorded at an effective tax rate of 21.5%.
(i)The following table provides a reconciliation between basic and diluted net loss for the year ended December 31, 2024 (in thousands, except per share amounts):

	Year Ended
	December 31, 2024
	Historical	Pro-Forma
Net loss	$(173,521)	$(132,705)
Less: Preferred dividends	(652)	(652)
Net loss available to common shareholders	$(174,173)	$(133,357)
Weighted-average common shares outstanding:
Basic	36,725	36,725
Diluted(1)	36,725	36,725
Net loss per share:
Basic	$(4.74)	$(3.63)
Diluted	$(4.74)	$(3.63)
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(1)Any potential dilutive shares are anti-dilutive for the period due to a net loss.
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